[LETTERHEAD OF GOLDMAN SACHS ETF TRUST]

September 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Trust”)

Request for Withdrawal of Post-Effective Amendments

File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number

138	10/31/2018	485APOS	0001193125-18-313779
162	1/11/2019	485BXT	0001193125-19-006886
170	1/24/2019	485BXT	0001193125-19-015506
174	2/06/2019	485BXT	0001193125-19-029205
180	2/21/2019	485BXT	0001193125-19-046571
188	3/14/2019	485BXT	0001193125-19-074596
192	3/28/2019	485BXT	0001193125-19-090413
197	4/18/2019	485BXT	0001193125-19-110836
200	5/02/2019	485BXT	0001193125-19-135089
203	5/16/2019	485BXT	0001193125-19-149238
205	5/30/2019	485BXT	0001193125-19-161326
206	6/12/2019	485BXT	0001193125-19-171213

208	7/01/2019	485BXT	0001193125-19-187046
209	7/30/2019	485BXT	0001193125-19-206790
211	8/28/2019	485BXT	0001193125-19-232382
215	9/26/2019	485BXT	0001193125-19-255500
218	10/24/2019	485BXT	0001193125-19-273738
222	11/21/2019	485BXT	0001193125-19-297196
226	12/19/2019	485BXT	0001193125-19-318559
235	1/16/2020	485BXT	0001193125-20-008637
246	2/13/2020	485BXT	0001193125-20-035067
253	3/12/2020	485BXT	0001193125-20-071313
257	4/09/2020	485BXT	0001683863-20-002712
263	5/07/2020	485BXT	0001193125-20-135904
271	6/04/2020	485BXT	0001193125-20-160441
278	6/30/2020	485BXT	0001193125-20-183534
286	7/29/2020	485BXT	0001193125-20-202336
292	8/27/2020	485BXT	0001193125-20-232347

These Post-Effective Amendments relate to a new series of the Trust, Goldman Sachs Eurozone Banks ETF. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Stephanie Capistron of Dechert LLP, at (617) 728-7127.

Sincerely,

/s/ Caroline L. Kraus

Caroline L. Kraus
Secretary